

Mail Stop 3030

July 7, 2016

Via E-mail
Toshizo Tanaka
Executive Vice President and Chief Financial Officer
Canon, Inc.
30-2, Shimomaruko 3-chome
Ohta-ku, Tokyo 146-8501
Japan

> **Re:** **Canon, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed March 30, 2016**
> **File No. 001-15122**

Dear Mr. Tanaka:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2015

General

1.   In your letter to us dated December 27, 2013, you described sales to Syria and Sudan. As you are aware, Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of past, current, and anticipated contacts with Syria and Sudan since your prior letter, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. We note that Canon Middle East's website provides contact information for a company in Khartoum, Sudan for consumer product support. You should describe any products, services, technology or components you have provided to Syria and Sudan, directly or indirectly, and any

agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

2.   Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Item 5. Operating and Financial Review and Prospects

B. Liquidity and capital resources, page 41

3.   We note that you present the non-GAAP measure free cash flow but you do not identify the measure as being non-GAAP and you do not provide the required quantitative reconciliation to the most directly comparable GAAP measure as well as the other disclosures required by Item 10(e)(1)(i) of Regulation S-K. Please revise your presentations of this or other non-GAAP measures in future filings to comply with that guidance.

4.   Similarly, please revise your presentations of free cash flow or other non-GAAP measures derived from or based on a measure calculated and presented in accordance with U.S. GAAP in your earnings releases or quarterly reports to comply with the requirements of Regulation G including the presentation of, and the required quantitative reconciliation to, the most directly comparable U.S. GAAP financial measure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Fay at (202) 551-3812 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Dan Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery